

March 6, 2024

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House
Sussex Road, Dublin 4
Ireland

   Re: SMX (Security Matters) Public Ltd Co
     Registration Statement on Form F-1
     Filed February 28, 2024
     File No. 333-277482

Dear Haggai Alon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mitchell Austin at 202-551-3574 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Stephen E. Fox